Exhibit 11.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement of Ronco Brands, Inc. on Form 1-A of our report dated February 28, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Ronco Brands, Inc. as of February 22, 2017 and for the period from February 16, 2017 (date of inception) through February 22, 2017, which report appears in the Offering Circular, which is part of this Offering Statement. We also consent to the reference to our Firm under the heading “Experts” in such Offering Circular.

/s/ Marcum llp

Marcum llp

Ft. Lauderdale, FL

February 28, 2017